Via EDGAR

December 23, 2021

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Megan Akst

Re: Bubblr Inc.

Registration Statement on Form S-1

Filed November 9, 2021

File No. 333-260902

Dear Megan Akst:

I write on behalf of Bubblr, Inc, (the “Company”) in response to Staff’s letter of December 9, 2021, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed November 9, 2021 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Form S-1 filed November 9, 2021

Cover page

1. We note that your common stock has traded on the OTC Pink and that the selling shareholders may offer and sell their shares at prevailing market prices or privately negotiated prices. We do not consider the OTC Pink to constitute a sufficient existing market for selling shareholders to offer their shares at market prices. Please revise your disclosure throughout the prospectus to provide a fixed price at which the selling shareholders will sell their shares for the duration of the offering.

In response to this comment, the Company revised the registration statement to state that the selling shareholders will sell their shares at a fixed price of $2.00 per share for the duration of the offering, or if quoted on the OTCQB or listed on a national exchange, at prevailing market prices, prices related to prevailing market prices or at privately negotiated prices.

2. Disclose that Stephen Morris, the company's director and Chief Technology Officer,

controls the company by virtue of his ownership of the 2019 Series A Preferred Stock,

which gives him a 60% vote on all matters requiring shareholder approval.

In response to this comment, the Company updated the cover page of the registration statement to disclose that Mr. Morris controls the Company with a 60% vote on all matters regarding shareholder approval virtue of his ownership in the 2019 Series A preferred stock.

Risk Factors, page 5

3. Please provide risk factor disclosure of the impact that the concurrent selling shareholder offering may have on the ability of the company to sell its shares.

In response to this comment, the Company included a risk factor to the registration statement pertaining to the risks associated with the concurrent offerings.

Dilution, page 18

4. We note this is a best efforts offering with a finite offering period. Please revise to provide dilution disclosures for varying levels of proceeds raised in the offering in a manner similar to your use of proceeds disclosure.

In response to this comment, the Company included varying levels of proceeds raised in its revisions to the Dilution section of the prospectus.

Selling Shareholders, page 19

5. Please clarify that the resale by selling shareholders is for a total of 2,092,728 shares, comprised of (a) 33,000 shares of Common Stock and (b) 2,059,728 shares of Common Stock issuable upon conversion underlying promissory notes.

In response to this comment, the Company revised the registration statement to clarify that the resale by the selling shareholders is for a total of 2,041,786 shares, comprised of 33,000 shares of common stock and 2,008,786 shares of common stock issuable upon conversion underlying promissory notes. The reduction in promissory noteholders was due to a lower than expected uptake in the notes by the close of the offer of $54,040, plus the interest that would have been due on that sum. The result was a reduction of 47,143 shares available for resale by selling shareholders.

Management, page 29

6. Please disclose when each officer and director began serving with the company. In addition, disclose where each person was employed and their dates of employment for the past five years.

In response to this comment, the Company revised the registration statement to include the date when each officer and director began serving with the Company. The Company also included where each person was employed and their respective dates of employment for the past five years.

Certain Relationships and Related Party Transactions, page 34

7. Please file your loan agreement with Stephen Morris as an exhibit. Refer to Regulation SK Item 601(b)(10)(ii)(A).

In response to this comment, the Company filed the Loan Agreement with Mr. Morris in the amended registration statement.

Principal Stockholders, page 34

8. Prominently disclose that Stephen Morris' ownership of the 2019 Series A Preferred Stock gives him 60% of all votes of common stock and preferred stock entitled to vote. As a result, he controls all corporate matters submitted to shareholders for a vote, including the election of directors.

In response to this comment, the Company revised the registration statement to prominently disclose that Mr. Morris’ ownership of the 2019 Special Series A Preferred Stock gives him 60% of all votes of common stock and preferred stock entitled to vote and to further disclose that he controls all corporate matters submitted to shareholders for a vote, including the election of directors.

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Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2020 and 2019, page F-19

9. Please revise to present the Consolidated Statements of Operations and Comprehensive Loss for the two most recent fiscal years. In this regard, while the title of this statement reflects the appropriate periods, the column headers indicate that you have provided information for the years ended December 31, 2018 and 2019. Refer to Article 8-02 of Regulation S-X.

In response to this comment, the Company revised the registration statement to correct the oversight. The correct dates now appear on the Consolidated Statements Operations and Comprehensive Loss.

General

10. It appears you may be an emerging growth company. Please clarify your status as an emerging growth company.

In response to this comment, the Company is a successor of U.S. Wireless Online, Inc. (“UWRL”) but it has a different CIK number. UWRL filed a registration statement on Form SB-2 on May 23, 2001. It is therefore ineligible for emerging growth status.

On or about October 8, 2019, Synergy Management Group, LLC was appointed court-appointed custodian. In the process of rehabilitating the Company, including paying Wyoming fees and holding an election for the Company on October 29, 2019, since the prior entity was administratively dissolved, the custodian formed a new company under the court’s guidance, to serve as the successor of U.S. Wireless Online, Inc. This new entity had a different Wyoming incorporation number than UWRL. On March 26, 2020, Bubblr Holdings Ltd. (a UK company formed on February 18, 2016) merged into UWRL and became a 100% subsidiary of UWRL. As such, the Company obtained a new Edgar codes, which are different than that of its predecessor, but the Company is the successor of UWRL. Because UWRL filed a registration statement in 2001, the Company is ineligible for emerging growth status.

11. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to this comment, the Company hereby undertakes to supplementally provide the Staff with copies of all such written communications.

Sincerely,

/s/ Rik Willard

Rik Willard

Chief Executive Officer

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